Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                                                         Name and Address of Company

HudBay Minerals Inc. (“Hudbay” or the “Company”)

25 York Street, Suite 800

Toronto, Ontario M5J 2V5

Item 2.                                                         Date of Material Change

June 10, 11 and 20, 2013

Item 3.                                                         News Release

Hudbay issued news releases with respect to the material change referred to in this report on June 10, 11 and 20, 2013. The news releases were disseminated through the newswire services of Marketwired. Copies of the news releases are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.                                                         Summary of Material Change

On June 10, 2013, Hudbay announced that it was offering an additional US$150 million aggregate principal amount of its 9.50% senior unsecured notes due 2020 (the “Notes”). Hudbay also announced that, in connection with the offering, The Bank of Nova Scotia (“Scotiabank”) and Canadian Imperial Bank of Commerce (“CIBC”) had committed, subject to customary conditions, to amend or replace the Company’s existing US$300 million revolving credit facility with a US$100 million revolving facility that would have a term of three years and would remove or revise the EBITDA-based financial covenants that are in the existing facility. On June 11, 2013, Hudbay announced that the Notes were priced at 102 percent of the aggregate principal amount, providing the Company with gross proceeds of US$153 million. On June 20, 2013, Hudbay announced that it had closed the Note offering.

Item 5.                                                         Full Description of Material Change

On June 10, 2013, Hudbay announced that it was offering an additional US$150 million aggregate principal amount of its 9.50% senior unsecured notes due 2020. The Notes are additional to the US$500 million aggregate principal amount of 9.50% senior unsecured notes that Hudbay issued in September 2012 (the “Existing Notes”). On June 11, 2013, Hudbay announced that the Notes were priced at 102 percent of the aggregate principal amount, providing the Company with gross proceeds of US$153 million. On June 20, 2013, Hudbay announced that it had closed the offering. Hudbay plans to use the net proceeds from the offering for general corporate purposes and the development of its Lalor and Reed projects in Manitoba and its Constancia project in Peru.

In connection with the offering, on June 10, 2013, Hudbay announced that Scotiabank and CIBC had committed, subject to customary conditions, to amend or replace the Company’s existing US$300 million revolving credit facility with a US$100 million revolving facility that would have a term of three years and would remove or revise the EBITDA-based financial covenants that are in the existing facility.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. The Notes have not been qualified by a prospectus in Canada. In connection with the offering of the Notes, Hudbay has entered into a registration rights agreement pursuant to which it has agreed to offer to exchange the Notes for identical new notes registered under the Securities Act or, under certain circumstances, to cause a shelf registration statement providing for the resale of the notes to become effective.

The Notes will constitute a part of the same series of notes as the Existing Notes for all purposes of the indenture, although the Notes will not initially be fungible with the Existing Notes. Exchange notes issued in connection with the exchange offer Hudbay is required to conduct pursuant to the registration rights agreement are expected to be fungible and have the same CUSIP number as the Existing Notes.

The indenture and first supplemental indenture governing the Notes have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 6.                                                         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                                                         Omitted Information

Not applicable.

Item 8.                                                         Executive Officer

The following senior officer of Hudbay is knowledgeable about the material changes and this report:

Patrick Donnelly

Vice President, Legal and Corporate Secretary

416-362-2576

Item 9.                                                         Date of Report

June 20, 2013

Forward-Looking Information

This material change report contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, our objectives, strategies, intentions, future financial and operating performance and prospects, and our expectations as to the use of proceeds from the offering.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                              the execution of our business strategy, including the success of our strategic investments and initiatives;

•          the completion of our planned amendment or replacement of our revolving credit facility;

•          the availability of financing for our exploration and development projects and activities;

•                              the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects; and

•                              no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of our projects, risks related to political or social unrest or change and those in respect of aboriginal and community relations and rights and title claims, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, as well as the risks discussed under the heading “Risk Factors” in our most recent annual information form dated March 27, 2013.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this material change report or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.